SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

THIRD WAVE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

        88428W108

(CUSIP Number)

June 26, 2002

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88428W108
1	NAMES OF REPORTING PERSONS: Bank of America Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	3,417,450 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	3,417,450 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,417,450 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1) The calculation of this percentage was derived from the Issuer's Quarterly Report on Form 10 Q for the three month period ended March 31, 2002, filed with the Commission on May 15, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of March 31, 2002 was 39,402,351.

CUSIP No. 88428W108
1	NAMES OF REPORTING PERSONS: NB Holdings Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 56-1857749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	3,417,450 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	3,417,450 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,417,450 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(2) The calculation of this percentage was derived from the Issuer's Quarterly Report on Form 10 Q for the three month period ended March 31, 2002, filed with the Commission on May 15, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of March 31, 2002 was 39,402,351.

CUSIP No. 88428W108
1	NAMES OF REPORTING PERSONS: Bank of America, N.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federally chartered national banking association
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	3,417,450 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	3,417,450 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,417,450 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

(3) The calculation of this percentage was derived from the Issuer's Quarterly Report on Form 10 Q for the three month period ended March 31, 2002, filed with the Commission on May 15, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of March 31, 2002 was 39,402,351.

CUSIP No. 88428W108
1	NAMES OF REPORTING PERSONS: BANA #1 LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	3,417,450 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	3,417,450 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,417,450 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(4) The calculation of this percentage was derived from the Issuer's Quarterly Report on Form 10 Q for the three month period ended March 31, 2002, filed with the Commission on May 15, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of March 31, 2002 was 39,402,351.

CUSIP No. 88428W108
1	NAMES OF REPORTING PERSONS: Banc of America Strategic Solutions, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 52-1710675
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	3,417,450 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	3,417,450 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,417,450 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%(5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(5) The calculation of this percentage was derived from the Issuer's Quarterly Report on Form 10 Q for the three month period ended March 31, 2002, filed with the Commission on May 15, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of March 31, 2002 was 39,402,351.

Item 1(a) Name of Issuer:

Third Wave Technologies, Inc. (the "Issuer").

Item 1(b) Address of Issuer's Principal Executive Offices:

520 South Rosa Rd., Madison, WI 53719 USA

Item 2(a) Name of Person Filing:

Bank of America Corporation, NB Holdings Corporation, Bank of America, N.A., BANA #1 LLC and Banc of America Strategic Solutions, Inc. are filing this Schedule jointly. See Exhibit A to this Schedule.

Item 2(b) Address of Principal Business Office or, if none, Residence:

Bank of America Corporation is headquartered in Charlotte, North Carolina. It is the holding company for NB Holdings Corporation. Its principal business address is 100 North Tryon Street, Charlotte, North Carolina 28255.

NB Holdings Corporation is headquartered in Charlotte, North Carolina. It is the holding company for Bank of America, N.A. Its principal business address is 100 North Tryon Street, Charlotte, North Carolina 28255.

Bank of America, N.A. is headquartered in Charlotte, North Carolina. Its principal business address is 101 South Tryon Street, Charlotte, North Carolina 28255.

BANA #1 LLC is headquartered in Charlotte, North Carolina. Its principal business address is 100 N. Tyson, 25th Floor, Charlotte, North Carolina 29255.

Banc of America Strategic Solutions, Inc., is headquartered in San Francisco, California. Its principal business address is 315 Montgomery Street, 5th Floor, San Francisco, California 94104.

See Exhibit B to this Schedule.

Item 2(c) Citizenship:

Bank of America Corporation is a Delaware corporation. NB Holdings Corporation is a Delaware corporation. Bank of America, N.A. is a federally chartered national banking association. BANA #1 LLC is a Delaware limited liability company. Banc of America Strategic Solutions, Inc. is a Delaware corporation.

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP Number:

88428W108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  [ ] Broker or Dealer registered under Section 15 of the Act
                  [ ] Bank as defined in section 3(a) (6) of the Act
                  [ ] Insurance Company as defined in section 3(a) (19) of the Act
                  [ ] Investment Company registered under section 8 of the Investment Company Act
                  [ ] Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
                  [ ] An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
                  [ ] Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
                  [ ] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
                  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
                  [ ] Group, in accordance with Section 240.13d-1(b)(ii)(J)
  Ownership

  Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

    Amount beneficially owned by each reporting person: 3,417,450 shares of Common Stock (as of the date of filing).*

    * Includes shares of Common Stock pledged to Bank of America, N.A., under the terms of a pledge agreement dated June 15, 1999. The pledgor and owner of the shares of Common Stock is Kenneth R. McGuire, a director and shareholder of the Issuer. Pursuant to the terms of the pledge agreement, the related loan agreement and other related agreements, Bank of America, N.A. acquired beneficial ownership of 4,417,450 shares of Common Stock pledged by Kenneth R. McGuire under the terms of the pledge agreement on June 3, 2002. On or about June 6, 2002, 1,000,000 of these shares were sold to an unrelated third party and the proceeds from the sale of these shares were used to repay obligations payable to Bank of America, N.A. under the related loan agreement. Effective as of June 26, 2002, Bank of America, N.A. assigned and transferred its rights and obligations under the pledge agreement and related agreements to Banc of America Strategic Solutions, Inc., by virtue of which the latter acquired beneficial ownership of the 3,417,450 shares which remain subject to the pledge agreement.

    Percent of class with respect to each reporting person: 8.7%. The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q for the three month period ended March 31, 2002, filed with the Commission on May 15, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of March 31, 2002 was 39,402,351.
    Number of shares as to which each reporting person has:
      Sole power to vote or to direct the vote: none.
      Shared power to vote or to direct the vote: 3,417,450.
      Sole power to dispose or to direct the disposition of: none.
      Shared power to dispose or to direct the disposition of: 3,417,450.
  Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

  Ownership of More than Five Percent on Behalf of Another Person

  Kenneth R. McGuire, a director and shareholder of the Issuer, pledged the shares of Common Stock (to which this Schedule relates) to Bank of America, N.A., under the terms of a pledge agreement dated June 15, 1999. These shares were pledged to secure certain obligations under a loan agreement between Bank of America, N.A. and Kenneth R. McGuire. Under the terms of the pledge agreement, the loan agreement and other related agreements, Kenneth R. McGuire may be entitled to receive or direct the receipt of dividends from, or the proceeds from the sale of, these shares under certain circumstances.

  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

  Bank of America Corporation, NB Holdings Corporation and BANA #1 LLC have filed this Schedule pursuant to Rule 13d-1(c). See Exhibit B to this Schedule.

  Identification and Classification of Members of the Group

  Not applicable.

  Notice of Dissolution of Group

  Not applicable.

  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 18, 2002	BANK OF AMERICA CORPORATION By: /s/ Amy S. Anderson Name: Amy S. Anderson Title: Assistant Vice President
Date: July 18, 2002	NB HOLDINGS CORPORATION By: /s/ Charles Bowman Name: Charles Bowman Title: Senior Vice President
Date: July 18, 2002	BANK OF AMERICA, N.A. By: /s/ Amy S. Anderson Name: Amy S. Anderson Title: Assistant Vice President
Date: July 18, 2002	BANA #1 LLC By: /s/ Amy S. Anderson Name: Amy S. Anderson Title: Assistant Vice President
Date: July 18, 2002	BANC OF AMERICA STRATEGIC SOLUTIONS, INC. By: /s/ Carol M. Clements Name: Carol M. Clements Title: Senior Vice President

EXHIBIT A

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G dated July 18, 2002, which relates to the shares of Common Stock of Third Wave Technologies, Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated: July 18, 2002
BANK OF AMERICA CORPORATION By: /s/ Amy S. Anderson Name: Amy S. Anderson Title: Assistant Vice President
NB HOLDINGS CORPORATION By: /s/ Charles Bowman Name: Charles Bowman Title: Senior Vice President
BANK OF AMERICA, N.A. By: /s/ Amy S. Anderson Name: Amy S. Anderson Title: Assistant Vice President
BANA #1 LLC By: /s/ Amy S. Anderson Name: Amy S. Anderson Title: Assistant Vice President
BANC OF AMERICA STRATEGIC SOLUTIONS, INC. By: /s/ Carol M. Clements Name: Carol M. Clements Title: Senior Vice President

EXHIBIT B

Bank of America, N.A. is a wholly-owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is a wholly-owned subsidiary of Bank of America Corporation. Bank of America, N.A. acquired beneficial ownership of the shares to which this Schedule relates under the terms of a pledge agreement and related agreements with Kenneth R. McGuire. See Item 4(a) of this Schedule.

Bank of America, N.A. owns all of the outstanding membership interests in BANA #1 LLC and is the sole manager of BANA #1 LLC. BANA #1 LLC owns sixty-five percent (65%) of the outstanding capital stock of Banc of America Strategic Solutions, Inc. Effective as of June 26, 2002, Bank of America, N.A. assigned and transferred its rights and obligations under the pledge agreement and related agreements to Banc of America Strategic Solutions, Inc., by virtue of which the latter acquired beneficial ownership of the shares of Common Stock to which this Schedule relates.